UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

18 May 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

18 May 2016

Javier Ferrán will be appointed to the Diageo Board as Chairman Designate

Diageo has today announced that Javier Ferrán will be appointed to the Diageo Board as a non-executive director from 22 July 2016 and will be appointed Chairman on 1 January 2017 on the retirement of Dr Franz Humer.

Mr Ferrán is a partner at Lion Capital having been a founder partner since 2005. Prior to that he spent over 10 years at Bacardi, latterly as President and CEO. He is currently a non-executive director at SAB Miller, Associated British Foods and Desigual, and a member of the Advisory Board of Agrolimen and the ESADE Business School.  Mr Ferrán will not seek re-election to the Board of SAB Miller at their AGM on 21 July 2016.

Lord Davies of Abersoch, Senior Non-Executive Director, Chairman Nominations Committee said:
‘The Board is delighted that Javier has agreed to be the next Chairman of Diageo. He has experience across the consumer sector, given his career at both Lion Capital and Bacardi, and he has demonstrated his ability to enable companies to drive value through the rigorous deployment of capital. He therefore brings a strong set of skills and experience to the role of Chairman.

‘On behalf of the Board, I want to extend our thanks to Franz who has been our Chairman for the last 8 years during which time he has guided Diageo to the leadership position it has today. The Board looks forward to Javier’s Chairmanship as he builds on all that Franz has achieved.’

Javier Ferrán, said:
‘It will be a privilege to chair the Diageo Board. The company is in a strong position with leading brands, geographic reach and financial strength. It now has a consumer facing culture and a rigorous approach to the decisions it makes. As Chairman it will be my role to work with the strong executive team, led by Ivan, to ensure that the company delivers its potential.’

Ivan Menezes, Chief Executive, said:
‘I am very pleased to welcome Javier to the Diageo Board. He brings a wealth of experience to the role of Chairman.

‘On behalf of everyone at Diageo I want to thank Franz for the role he has played in making Diageo the strong business it is today. The appointment of someone of Javier’s ability as Franz’s successor is a tribute to all that Franz has contributed to Diageo.

‘Diageo is executing a clear strategy with discipline in order to deliver accelerated top line growth, greater productivity and continued strong cash flow. I look forward to working with Javier as we build Diageo’s leadership position and achieve our ambition.’

ENDS

Contacts

Investor relations:	Catherine James	+44 (0)7803 857 088
	Andrew Ryan	+44 (0)20 8978 6504
investor.relations@diageo.com

Media relations:	Kirsty King	+44 (0)20 8978 6855
	Lisa Crane	+44 (0)20 8978 4771
global.press.office@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JεB, Buchanan’s and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 18 May 2016	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Secretary